May 14, 2012

Via E-mail and EDGAR

Mr. John M. Ganley,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission, as most recently amended on May 3, 2012, we are providing to the staff supplementally draft disclosure addressing your recent comments. In this regard, we are attaching as Annex A hereto changed pages, marked against the most recent amendment to the Form N-2, reflecting the Company’s proposed revisions. We would propose to include the revised disclosure in the next amendment to the Form N-2. If you have any questions or comments regarding the above, please feel free to call me at (310) 712-6603.

Very truly yours,

     /s/ Patrick S. Brown

Patrick S. Brown

Enclosures

cc:	Glenn R. Pittson

  (OFS Capital, LLC)

  Jonathan H. Talcott

  (Nelson Mullins Riley & Scarborough LLP)

Annex A

Implications of Being an Emerging Growth Company We qualify as an emerging growth company, as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include: An exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); No non-binding advisory votes on executive compensation or golden parachute arrangements; and Reduced financial statement and executive compensation requirements. Notwithstanding the foregoing, we have determined that we will continue to comply with Section 404(b) of the Sarbanes-Oxley Act regarding auditor attestation when applicable to us. We have not yet determined whether we will take advantage of any other exemptions that are not already applicable to business development companies. If we do take advantage of any of the other exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

FEES AND EXPENSES The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us,” “the Company” or “OFS Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in OFS Capital. Stockholder transaction expenses: Sales load (as a percentage of offering price). % (1) Offering expenses (as a percentage of offering price). % (2) Dividend reinvestment plan expenses. None (3) Total stockholder transaction expenses (as a percentage of offering price).% Annual expenses (as a percentage of net assets attributable to common stock): Base management fee payable under Investment Advisory Agreement % (4) Incentive fees payable under Investment Advisory Agreement.% (5) Interest payments on borrowed funds. % (6) Other expenses. % (7)(8) Acquired fund fees and expenses.% (9) Total annual expenses. % (8) Deduction. % (4) Adjusted total annual expenses.% (1) The sales load (underwriting discount and commission) with respect to the shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering. (2) Amount reflects estimated offering expenses of approximately $ . (3) The expenses of the dividend reinvestment plan are included in “other expenses.” For additional information, see “Dividend Reinvestment Plan.” (4) The initial base management fee will be 0.875% of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). After May 31, 2013, the base management fee will increase to 1.75% of our total assets (other than cash and ?cash equivalents but including assets purchased with borrowed amounts and including assets owned by any consolidated entity). For the purposes of this table, we have assumed that the management fee will remain at 0.875% through May 31, 2013, and 1.75% thereafter as set forth in the Investment Advisory Agreement. This ??is reflected in the table above by showing the higher 1.75% base management fee, which is applicable after May 31, 2013, in the line item titled “Base management fee payable under Investment Advisory Agreement,” and then, in the line item titled “Deduction,” deducting the difference between the higher fee applicable after May 31, 2013 and the initial 0.875% fee. We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to stockholders for approval. See “Management and Other Agreements—Investment Advisory Agreement.” The % fee reflected in the table is calculated on our net assets attributable to common stock (rather than our total assets). Net assets attributable to common stock is calculated as our March 31, 2012 pro forma net asset value plus the gross proceeds from this offering, assuming an initial public offering price of $ per share (the mid-point of the range set forth on the front cover of this prospectus), less the sales load and offering expenses. For the purposes of this table, we have assumed that net proceeds from this offering and cash on hand are fully invested.

risk and return profile of the investment vehicles; suitability/priority of a particular investment for the investment vehicles; if applicable, the targeted position size of the investment for the investment vehicles; level of available cash for investment with respect to the investment vehicles; total amount of funds committed to the investment vehicles; and the age of the investment vehicles and the remaining term of their respective investment periods, if any. In situations where co-investment with such other accounts is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other accounts, OFS Advisor will need to decide which account will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which OFSAM and its other affiliates or a fund managed by OFSAM or its other affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions may limit the scope of investment opportunities that would otherwise be available to us. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of members of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain “joint transactions” between entities that share a common investment adviser. Historically, we have invested in a number of the same middle-market companies as a fund managed by OFSAM or one of its affiliates. Most of these co-investments have been in securities of the same seniority. Concurrently with the OFS Capital WM Transaction, we distributed to OFSAM a substantial portion of our loan portfolio and certain of our equity investments. In connection with our election to be regulated as a business development company, we will not be permitted to co-invest with other funds managed by OFSAM or one of its affiliates in certain types of negotiated investment transactions unless we receive exemptive relief from the SEC permitting us to do so. Although we may apply to the SEC for exemptive relief to permit such co-investment and liquidity transactions, subject to certain conditions, we cannot be certain that any application for such relief will be granted or what conditions will be placed on such relief. Tamarix LP may not be approved for an SBIC license, we may not obtain the necessary approvals from the SBA in connection with our acquisition of the ownership interests in Tamarix LP and Tamarix GP that we do not already own, and we may not be able to acquire such interests. Tamarix LP has applied for a license as an SBIC. It is possible that Tamarix LP will receive its license as early as the second quarter of 2012, although we cannot guarantee that it will obtain its license. In addition, Tamarix LP’s application is for a license to operate as a “stand-alone” entity. Additional approvals of the SBA will be required in connection with our proposed acquisition of the ownership interests in Tamarix LP and Tamarix GP that we do not already own due to the fact that, following such acquisition, Tamarix LP will be what is known as a “drop-down” SBIC. We cannot guarantee that the SBA will provide those necessary approvals. Additionally, the owners of the remaining ownership interests in Tamarix LP and Tamarix GP are under no contractual obligation to sell us their interests. If Tamarix LP does not receive an SBIC license, we will not be able to take advantage of investment opportunities through Tamarix LP and may not be able to achieve our investment objective. If the SBA does not issue the approvals necessary for us to acquire the remaining ownership interests in Tamarix LP and Tamarix GP, or the other holders of the ownership interests are unwilling to sell us their interests, our ability to benefit from Tamarix LP’s investment opportunities will be correspondingly limited. In the event we are unable to acquire the remaining ownership interests in Tamarix LP, we anticipate that we will invest substantially less in Tamarix LP than we would have otherwise, and no more than our current $25 million commitment. While our investment objective and strategy will remain the same, the inability to acquire the remaining ownership interests in Tamarix LP and therefore utilize the full leverage capacity of Tamarix LP will potentially reduce the return on our investments or force us to seek alternative sources of debt financing. An inability to obtain acceptable alternative financing could limit our ability to grow our business and execute our business strategy and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. We may not receive exemptive relief from the SEC to permit us to exclude the debt of Tamarix LP from our asset coverage test, which may decrease our capacity to fund investments with debt capital. We expect to apply for exemptive relief from the SEC to permit us to exclude the debt of Tamarix LP guaranteed by the SBA from our 200% asset coverage test under the 1940 Act. We cannot assure you that we will receive exemptive relief from the SEC and if we do not receive an exemption for this SBA debt, we would have reduced capacity to fund investments with debt capital. As a result, we may not be able to realize fully the benefits of Tamarix LP and may not achieve our investment objective. SBA regulations limit the outstanding dollar amount of SBA guaranteed debentures that may be issued by an SBIC or group of SBICs under common control. SBA regulations currently limit the amount that an SBIC may borrow to up to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a capital commitment from the SBA and has been through an examination by the SBA subsequent to licensing. For two or more SBICs under common control, the maximum amount of outstanding SBA-provided leverage cannot exceed $225 million. We cannot presently predict whether or not we will, once and if Tamarix LP receives an SBIC license, borrow the maximum permitted amount; if we reach the maximum dollar amount of SBA guaranteed debentures permitted, and thereafter require additional capital, our cost of capital may increase, and there is no assurance that we will be able to obtain additional financing on acceptable terms. Moreover, once it receives an SBIC license, Tamarix LP’s status as an SBIC does not automatically assure that it will receive SBA guaranteed debenture funding. Receipt of SBA leverage funding is dependent upon whether Tamarix LP is and continues to be in compliance with SBA regulations and policies and whether funding is available. The amount of SBA leverage funding available to SBICs is dependent upon annual Congressional authorizations and in the future may be subject to annual Congressional appropriations. There can be no assurance that there will be sufficient debenture funding available at the times desired by Tamarix LP. Tamarix LP, if it is granted an SBIC license, will be subject to SBA regulations. We intend to pursue a portion of our investment strategy through Tamarix LP, which intends to be licensed by the SBA as an SBIC. Upon receipt of an SBIC license, Tamarix LP will be regulated by the SBA. Receipt of an SBIC license will allow Tamarix LP to obtain leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits SBICs from providing funds for certain purposes or to businesses in a few prohibited industries. Compliance with SBIC requirements may cause Tamarix LP to forego attractive investment opportunities that are not permitted under SBA regulations. Further, the SBA regulations require that a licensed SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. The SBA prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of a licensed SBIC. If Tamarix LP fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit its use of debentures, declare outstanding debentures immediately due and payable, and/or limit it from making new

**Portfolio Composition, Investment Activity and Yield**

The total fair value of our investments was approximately $214.7 million at March 31, 2012, $225.0 million at December 31, 2011 and $123.2 million at December 31, 2010. The amount at March 31, 2012 gives pro forma effect to the BDC/RIC Elections Adjustments. The amount at December 31, 2011 gives pro forma effect to the BDC/RIC Elections Adjustments and the WM Consolidation Adjustments, while the amount at December 31, 2010 gives pro forma effect to the BDC/RIC Elections Adjustments, the WM Consolidation Adjustments and Sale Accounting Adjustments, as described above under "—Recent Developments and Other Factors Affecting Comparability." For the three months ended March 31, 2012, we closed loans with 3 companies with an aggregate face value of $15.0 million. For the year ended December 31, 2011, OFS Capital and our wholly-owned subsidiary OFS Capital WM closed loans with 41 companies with an aggregate face value of $201.2 million. For the year ended December 31, 2010, in addition to our equity investment in OFS Capital WM, which was valued at $59.7 million at December 31, 2010, after giving effect to the subsequent WM 2011 Credit Facility Amendments, we originated approximately $0.6 million of new debt investments.

On May 11, 2012, due to a reduction following March 31, 2012 in the borrowing base value ascribed to a $4.7 million (principal amount) loan owned by OFS Capital WM, an affiliate of OFSAM purchased that loan from OFS Capital WM at its fair value as of March 31, 2012 of $4.2 million. For the three months ended March 31, 2012 and the year ended December 31, 2011, after giving pro forma effect to the WM Consolidation Adjustments, we had approximately $25.9 and $63.2 million, respectively, in net debt repayments (net of revolver advances) in existing portfolio companies and sold $0.0 and $21.2 million of our loans, respectively. For the year ended December 31, 2010, we had approximately $23.2 million in net debt repayments in existing portfolio companies and sold $31.0 million of our loans.

The following table shows the cost and fair value of our portfolio of investments by asset class as of March 31, 2012 and December 31, 2011 and 2010 as well as pro forma at December 31, 2011 after giving effect to the WM Consolidation Adjustments and December 31, 2010 after giving effect to the Sale Accounting Adjustments and the WM Consolidation Adjustments.

| | As of March 31, 2012 | | As of December 31, 2011 | | As of December 31, 2011 | | As of December 31, 2010 | | As of December 31, 2010 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Historical | | Historical | | Pro Forma | | Historical | | Pro Forma | |
| | Cost | Fair Value | Cost | Fair Value | Cost | Fair Value | Cost | Fair Value | Cost | Fair Value |
| | (in thousands) | | | | | | | | | |
| Senior Secured | | | | | | | | | | |
| Performing | $212,517 | $207,156 | $ 9,267 | $ 9,809 | $223,029 | $217,637 | $ 82,680 | $ 80,711 | $114,919 | $113,496 |
| Non-Accrual | — | — | — | — | — | — | — | — | — | — |
| Unitranche | | | | | | | | | | |
| Performing | — | — | — | — | — | — | — | — | — | — |
| Non-Accrual | — | — | — | — | — | — | — | — | — | — |
| Second-Lien | | | | | | | | | | |
| Performing | — | — | — | — | | | 1,925 | 1,967 | 1,925 | 1,967 |
| Non-Accrual | — | — | — | — | — | — | — | — | — | — |
| Mezzanine | | | | | | | | | | |
| Performing | — | — | — | — | — | — | — | — | — | — |
| Non-Accrual | — | — | — | — | — | — | — | — | — | — |
| Unsecured | | | | | | | | | | |
| Performing | 4,792 | 4,992 | 4,756 | 4,756 | 4,756 | 4,756 | — | — | — | — |
| Non-Accrual | — | — | — | — | — | — | 2,696 | 2,177 | 2,696 | 2,177 |
| Equity Investments | 2,455 | 2,595 | 45,575 | 43,836 | 2,455 | 2,619 | 64,949 | 65,220 | 4,842 | 5,545 |
| Total | $219,764 | $214,743 | $59,598 | $58,401 | $230,240 | $225,012 | $152,250 | $150,075 | $124,382 | $123,185 |

As of March 31, 2012, the weighted average yield to fair value was approximately 8.18%. Throughout this document, the weighted average yield on income producing investments at fair value is computed as (a) total annual stated interest on accruing loans plus the annualized amortization of deferred loan origination fees and accretion of OID divided by (b) total income producing investments at fair value (with any unamortized premium

| Name and Address of Portfolio Company | Industry | Type of Investment | Interest (1) | Maturity | Commitment (par) in thousands | Outstanding (par) in thousands | Fair Value in thousands | Percentage of Class Held |
|---|---|---|---|---|---|---|---|---|
| Einstruction Corporation<br>308 North Carroll Blvd<br>Denton TX 76201 (3) | Healthcare, Education & Childcare | Senior Secured Loan First Lien Term Loan | 6.50%<br>(LIBOR +6.25%)<br>(Prime +5.00%) | 7/2/2013 | $4,708 | $4,708 | $4,168 | |
| Elements Behavioral Health<br>5000 E. Spring Street, Suite 650<br>Long Beach, CA 90815 | Health Care Services | Senior Secured Loan Term Loan A | 7.25%<br>(LIBOR +5.75%)<br>(Prime +4.75%) | 10/31/2016 | $4,969 | $4,969 | $4,890 | |
| Elgin Fasteners Group<br>1415 S Benham<br>Versailles, IN 47042 | Commercial Fastener Manufactuing | Senior Secured Loan Term Loan | 7.75%<br>(LIBOR +6.25%)<br>(Prime +5.25%) | 8/26/2016 | $4,882 | $4,882 | $4,874 | |
| Engineered Controls International, LLC<br>100 Rego Drive<br>Elon, NC 27244-9159 | Industrial Gases | Senior Secured Loan Term Loan | 6.75%<br>(LIBOR +5.00%)<br>(Prime +4.00%) | 8/5/2016 | $4,659 | $4,659 | $4,487 | |
| FCX Performance, Inc<br>3000 E. 14th Avenue<br>Columbus, OH 43219 | Industrial Machinery and Equipment | Senior Secured Loan Term Loan | 7.25%<br>(LIBOR +5.25%)<br>(Prime +4.00%) | 10/6/2016 | $4,007 | $4,007 | $3,884 | |
| Fort Dearborn Company<br>1530 Morse Ave.<br>Elk Grove Village, IL 60007 | Packaging | Senior Secured Loan Term Loan A US | 6.50%<br>(LIBOR +4.75%)<br>(Prime +3.75%) | 8/24/2015 | $588 | $588 | $570 | |
| Fort Dearborn Company<br>1530 Morse Ave.<br>Elk Grove Village, IL 60007 | Packaging | Senior Secured Loan Term Loan B US | 7.00%<br>(LIBOR +5.25%)<br>(Prime +4.25%) | 8/24/2016 | $3,447 | $3,447 | $3,385 | |
| Frenkel Benefits LLC<br>101 Hudson Street<br>Jersey City, NJ 07302 | Insurance Brokerage | Senior Secured Loan Term Loan A | 6.75%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 12/28/2015 | $4,102 | $4,102 | $3,997 | |
| H.D. Vest, Inc.<br>6333 N. State Highway 161, 4th Floor<br>Irving, TX 75038 | Asset Management Services | Senior Secured Loan Term Loan | 7.00%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 10/3/2017 | $4,938 | $4,938 | $4,784 | |
| Jameson LLC<br>1451 Old North Main Street<br>P.O. Box 1030<br>Clover, SC 29710 | Industrial Conglomerates | Senior Secured Loan Term Loan | 7.51%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 10/1/2015 | $3,463 | $3,463 | $2,702 | |
| JWC Environmental , LLC<br>290 Paularino Ave.<br>Costa Mesa, CA 92626 | Environmental Equipment Manufacturer | Senior Secured Loan Term Loan | 6.00%<br>(LIBOR +4.50%)<br>(Prime +3.50%) | 8/3/2016 | $4,870 | $4,870 | $4,561 | |
| Kellermeyer Building Services, LLC<br>1575 Henthorne Drive<br>Naunee, OH 43537 | Diversified Commercial & Professional Services | Senior Secured Loan Term Loan | 6.75%<br>(LIBOR +5.00%)<br>(Prime +3.75%) | 12/17/2015 | $4,799 | $4,799 | $4,661 | |
| Lindstrom Metric<br>2750 Galvin Drive<br>Elgin, IL 60124 | Distributors | Senior Secured Loan Term Loan | 6.26%<br>(LIBOR +4.75%)<br>(Prime +3.50%) | 7/12/2016 | $4,873 | $4,873 | $4,629 | |
| Malabar, Malabar Holding Company<br>220 W Los Angeles Ave<br>Simi Valley, CA 93065 (2) | Aerospace & Defense | Senior Subordinated Term Loan | 15.00%<br>(12.5% cash, 2.5% PIK) | 5/21/2017 | $4,894 | $4,894 | $4,992 | |
| Malabar, Malabar Holding Company<br>220 W Los Angeles Ave<br>Simi Valley, CA 93065 (2) | Aerospace & Defense | Series A Preferred Stock | | | | | $1,988 | 39.3314% |
| MCMC Holdings LLC<br>300 Crown Colony Dr., Suite 203<br>Quincy, MA 02169 | Health Care Services | Senior Secured Loan Term Loan A | 7.50%<br>(LIBOR +6.00%)<br>(Prime +5.00%) | 9/30/2016 | $4,818 | $4,818 | $4,775 | |

| Name and Address of Portfolio Company | Industry | Type of Investment | Interest (1) | Maturity | Commitment (par) in thousands | Outstanding (par) in thousands | Fair Value in thousands | Percentage of Class Held |
|---|---|---|---|---|---|---|---|---|
| Strata Pathology Services, Inc.<br>One Cranberry Hill, Suite 303<br>Lexington, MA 02421 | Healthcare | Senior Secured Loan<br>Term Loan | 6.50%<br>(LIBOR +5.00%)<br>(Prime +4.00%) | 6/30/2016 | $4,950 | $4,950 | $4,750 | |
| Strategic Products and Services, LLC<br>300 Littleton Road, Suite 200<br>Parsippany, NJ 07853 | Communications Equipment Provider & Services | Senior Secured Loan<br>Term Loan | 7.00%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 10/21/2016 | $4,988 | $4,988 | $4,843 | |
| Studer Group<br>913 Gulf Breeze Pkwy, Suite 6<br>Gulf Breeze, FL 32561 | Health Care Services | Senior Secured Loan<br>Term Loan | 7.00%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 9/28/2016 | $4,725 | $4,725 | $4,594 | |
| Tangible Software, Inc.<br>2010 Corporate Ridge #620<br>McLean, VA 22102 (2) | Personal, Food & Miscellaneous | Senior Secured Loan<br>Term Loan | 14.00%<br>(11.50% cash, 2.50% PIK) | 9/28/2016 | $10,026 | $10,026 | $9,391 | |
| Tangible Software, Inc.<br>2010 Corporate Ridge #620<br>McLean, VA 22102 (2) | Personal, Food & Misc. | Class B Common Units in Energy Management and Security Solutions, LLC | | | | | $607 | 90.0000% |
| The MedTech Group, Inc.<br>6 Century Road<br>South Plainfield, NJ 07080 | Personal Products | Senior Secured Loan<br>Term Loan | 7.00%<br>(LIBOR +5.50%)<br>(Prime +4.50%) | 9/7/2016 | $4,882 | $4,882 | $4,744 | |
| The Ritedose Corporation<br>1 Technology Circle<br>Columbia, SC 29203 | Health Care Supplies | Senior Secured Loan<br>Term Loan | 6.50%<br>(LIBOR +4.75%)<br>(Prime +3.75%) | 11/10/2016 | $4,656 | $4,656 | $4,455 | |
| Townsend<br>263 Tresser Blvd., 9th floor<br>Stamford, CT 6901 | Asset Management & Custody Banks | Senior Secured Loan<br>Term Loan | 7.00%<br>(LIBOR +4.75%)<br>(Prime +3.75%) | 5/18/2016 | $5,000 | $5,000 | $4,761 | |
| Trico Products<br>3255 West Hamlin Rd.<br>Rochester Hills, MI 48309 | Automotive Aftermarket Manufacturing | Senior Secured Loan<br>Term Loan | 6.26%<br>(LIBOR +4.75%)<br>(Prime +3.50%) | 7/22/2016 | $4,937 | $4,937 | $4,690 | |
| Whitcraft LLC<br>76 County Road<br>Eastford, CT 06242 | Aerospace & Defense | Senior Secured Loan<br>Term Loan | 6.51%<br>(LIBOR +5.00%)<br>(Prime +3.75%) | 12/16/2015 | $4,751 | $4,751 | $4,599 | |
| | | | | | $222,451 | $220,951 | $214,743 | |

(1) The first rate provided in this column for each investment reflects the interest rate on all drawn amounts as of March 31, 2012. "N/A" represents revolving loans with no drawn amounts. Other values in this column represent borrower options.

(2) Represents an investment held by Tamarix LP.

(3) On May 11, 2012, due to a reduction following March 31, 2012 in the borrowing base value ascribed to this loan, an affiliate of OFSAM purchased this loan from OFS Capital WM at its fair value as of March 31, 2012.

OFS Capital, LLC and Subsidiaries Notes to Unaudited Consolidated Financial Statements (Amounts in thousands) Note 8. OFS Capital WM Facility (Continued) closing date of the WM Credit Facility, which can be extended by one year with the consent of each lender. Outstanding borrowings on the loan facilities are limited to the lesser of (1) $180,000 and (2) the borrowing base as defined by the Loan Documents. OFS Capital WM is obligated to pay interest on outstanding Class A loans and Class B loans on each quarterly payment date. Outstanding Class A loans accrue interest equal to LIBOR plus 3.00% per annum. Outstanding Class B loans accrue interest equal to LIBOR plus 4.00% per annum. OFS Capital WM has the right to repay loans outstanding under the facility in part from time to time. OFS Capital WM also has the right to repay the facility in full at any time. However, in the event of a repayment of the facility in full in the first or second year of the facility, OFS Capital WM is subject to a prepayment penalty of 2.0% in year one and 1.0% in year two, respectively, of the maximum facility amount. The unused commitment fee on the Class A loan facility is 0.5% per annum for the first six months after the WM Credit Facility closing date and thereafter (1) 0.5% of the first $25,000 of the unused facility and (2) 2% of the balance in excess of $25,000. The unused commitment fee on the Class B loan facility is 0.5% per annum. In connection with the WM Credit Facility, OFS Capital WM incurred financing costs of $3,501, which are deferred and being amortized over the terms of WM Credit Facility. Under the OFS Capital WM Credit Facility, the Loan Manager charges both a senior and subordinated management fee to OFS Capital WM for its services each at 0.25% per annum of the assigned value of the underlying portfolio investments, which value is determined by the controlling lender, plus an accrued fee that is deferred until after the end of the reinvestment period of the portfolio investments. Note 9. Subsequent Events Not Disclosed Elsewhere In preparing these financial statements, the Company has evaluated subsequent events and transactions for potential recognition and/or disclosure.

F-26